Algonquin Power & Utilities Corp. Announces 2018 Second Quarter and Year to Date Financial Results
OAKVILLE, Ontario – August 9, 2018 - Algonquin Power & Utilities Corp. (TSX/NYSE: AQN) (“APUC” or the “Company”) today announced financial results for the second quarter ended June 30, 2018. All amounts are shown in United States dollars (“U.S.$” or “$”) unless otherwise noted.
“We are pleased to report strong second quarter results with solid year over year increases in both cash flow and earnings per share,” said Ian Robertson, CEO of APUC. “In terms of creating additional value for shareholders, we made significant progress against our 5 year growth plan with the commissioning of our 75 MW Amherst Island wind project and the issuance of a regulatory order in Missouri supporting investment in 600 MW of new wind power pursuant to our “Greening the Fleet” initiative.”
Q2 2018 Financial Highlights

•	Revenues of U.S.$366.2 million, a year-over-year increase of 9%

•	Adjusted EBITDA[1] of U.S.$160.3 million, a year-over-year increase of 9%

•	Adjusted net earnings[1] of U.S.$50.9 million, a year-over-year increase of 29%

•	Adjusted net earnings per share[1] of U.S.$0.11, a year over year increase of 22%

•	Adjusted Funds from Operations[1] of U.S.$113.9 million, a year-over-year increase of 26%

Key Financial Information

All amounts in U.S.$ millions except per share information	Quarter ended June 30			Six months ended June 30
	2018	2017	Change	2018	2017	Change
Revenue	$366.2	$337.1	9%	$861.1	$758.8	13%
Net earnings attributable to shareholders	$65.5	$35.3	86%	$83.1	$54.6	52%
Per share	$0.14	$0.09	56%	$0.18	$0.14	29%
Cash provided by operating activities	$133.3	$54.8	143%	$230.3	$110.3	109%

Adjusted Net Earnings[1]	$50.9	$39.5	29%	$191.9	$106.0	81%
Per share	$0.11	$0.09	22%	$0.42	$0.28	50%
Adjusted EBITDA[1]	$160.3	$147.1	9%	$439.5	$339.4	29%
Adjusted Funds from Operations[1]	$113.9	$90.1	26%	$293.8	$246.8	19%
Dividends per share	$0.1282	$0.1165	10%	$0.2447	$0.2330	5%

1.	Please refer to Non-GAAP Financial Measures and Use of Non-GAAP Financial Measures at the end of this document for further details.

Q2 2018 APUC Corporate Highlights

•
Investment in Atlantica Yield plc (“Atlantica”) – On April 17, 2018, APUC announced that it entered into an agreement to purchase an additional 16.5% equity interest in Atlantica for a total purchase price of approximately U.S.$345 million, which is expected to close in the second half of 2018.

Q2 2018 Liberty Power Group Highlights

•
Completion of the Amherst Island Wind Project - On June 15, 2018, the Amherst Island Wind Facility achieved commercial operations. The project consists of a 75 MW wind powered electric generating facility located on Amherst Island, is comprised of 26 turbines, and is expected to generate approximately 235.0 GWhrs of electrical energy annually.

Q2 2018 Liberty Utilities Group Highlights

•
Continued Progress on “Greening the Fleet” – On July 12, 2018, APUC’s wholly-owned subsidiary, Empire District Electric Company (“Empire”) received an order from the Missouri Public Service Commission supporting various requests related to its proposed plans to develop up to 600 MW of sustainable, cost-effective wind power to serve the needs of electricity customers within the Liberty Utilities Group's Midwest electric service territory. The order allows the Liberty Utilities Group to continue to pursue the development of up to 600 MW of wind power.

Presentation of Annual Financial Statements and MD&A in United States Dollars
Effective the first quarter of 2018, APUC changed its presentation currency to United States Dollars (U.S.$). In order to provide for consistency in presentation as between APUC`s current interim and its current annual financial statements, concurrently with the filing of APUC`s interim financial statements and interim management discussion and analysis (“MD&A”) for the second quarter ended June 30, 2018, APUC has re-filed its annual audited financial statements and its MD&A for the year ended December 31, 2017, in U.S. dollars.
APUC’s financial statements and MD&A are available on its web site at www.AlgonquinPowerandUtilities.com and under its issuer profile on SEDAR at www.sedar.com.
APUC will hold an earnings conference call at 10:00 a.m. Eastern Time on Friday, August 10, 2018, hosted by Chief Executive Officer, Ian Robertson and Chief Financial Officer, David Bronicheski.
Conference call details are as follows:

Date:	Friday, August 10, 2018
Time:	10:00 a.m. ET
Conference Call Access:	Toll Free Canada/US:	1-800-319-4610
	Toronto local:	416-915-3239
Please ask to join the Algonquin Power & Utilities Corp. conference call
Presentation Access:	http://services.choruscall.ca/links/algonquinpower20180810.html
Presentation also available at: www.algonquinpowerandutilities.com
Call Replay: (available until August 24)	Toll Free Canada/US:	1-855-669-9658
	Vancouver local:	1-604-674-8052
	Access code:	2425
About Algonquin Power & Utilities Corp.
APUC is a diversified generation, transmission and distribution utility with U.S.$9 billion of total assets. Through its two business groups, APUC provides rate regulated natural gas, water, and electricity generation, transmission, and distribution utility services to over 750,000 customers in the United States, and is committed to being a global leader in the generation of clean energy through its portfolio of long term contracted wind, solar and hydroelectric generating facilities representing more than 1,600 MW of installed capacity. APUC delivers continuing growth through an expanding pipeline of renewable energy development projects, organic growth within its rate regulated generation, distribution and transmission businesses, and the pursuit of accretive acquisitions. Common shares and preferred shares are traded on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D.  APUC's common shares are also listed on the New York Stock Exchange under the symbol AQN.
Visit APUC at www.algonquinpowerandutilities.com and follow us on Twitter @AQN_Utilities.
For Further Information:
Ian Tharp, CFA
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
354 Davis Road, Oakville, Ontario, L6J 2X1
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-6770

Caution Regarding Forward-Looking Information and Non-GAAP Financial Measures
Certain statements included in this news release may contain information that is forward-looking within the meaning of applicable securities laws, including information and statements regarding prospective results of operations, financial position or cash flows. Specific forward-looking information in this document includes, but is not limited to: the expected completion and timeline for completion of the purchase of additional 16.5% equity interest in Atlantica; expectations with respect to the timing of APUC's growth plans, earnings, cash flow and dividend amounts; and expectations with respect to regulatory orders relating to Liberty Empire wind energy generation projects. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in APUC’s most recent MD&A and Annual Information Form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.
Non-GAAP Financial Measures and Use of Non-GAAP Financial Measures
The terms Adjusted Net Earnings, Adjusted EBITDA, and Adjusted Funds from Operations are used in this press release. The terms Adjusted Net Earnings, Adjusted EBITDA, and Adjusted Funds from Operations are not recognized measures under GAAP. There is no standardized measure of Adjusted Net Earnings, Adjusted EBITDA, and Adjusted Funds from Operations and consequently APUC's method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies. A calculation, analysis and reconciliation to the nearest U.S. GAAP measure of Adjusted Net Earnings, Adjusted EBITDA, and Adjusted Funds from Operations can be found in the MD&A for the quarter ended June 30, 2018
Adjusted EBITDA
Adjusted EBITDA is a non-GAAP measure used by many investors to compare companies on the basis of ability to generate cash from operations. APUC uses these calculations to monitor the amount of cash generated by APUC as compared to the amount of dividends paid by APUC. APUC uses Adjusted EBITDA to assess the operating performance of APUC without the effects of (as applicable): depreciation and amortization expense, income tax expense or recoveries, acquisition costs, litigation expenses, interest expense, gain or loss on derivative financial instruments, write down of intangibles and property, plant and equipment, earnings attributable to non-controlling interests and gain or loss on foreign exchange, earnings or loss from discontinued operations, changes in value of investments carried at fair value, and other typically non-recurring items. APUC adjusts for these factors as they may be non-cash, unusual in nature and are not factors used by management for evaluating the operating performance of the Company. APUC believes that presentation of this measure will enhance an investor’s understanding of APUC’s operating performance. Adjusted EBITDA is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items.
Adjusted Net Earnings
Adjusted Net Earnings is a non-GAAP measure used by many investors to compare net earnings from operations without the effects of certain volatile primarily non-cash items that generally have no current economic impact or items such as acquisition expenses or litigation expenses that are viewed as not directly related to a company’s operating performance. APUC uses Adjusted Net Earnings to assess its performance without the effects of (as applicable): gains or losses on foreign exchange, foreign exchange forward contracts, interest rate swaps, acquisition costs, one-time costs of arranging tax equity financing, litigation expenses and write down of intangibles and property, plant and equipment, earnings or loss from discontinued operations, unrealized mark-to-market revaluation impacts, changes in value of investments carried at fair value, and other typically non-recurring items as these are not reflective of the performance of the underlying business of APUC. For 2017, the one-time impact of the revaluation of U.S. non-regulated net deferred income tax assets as a result of the U.S. federal corporate income tax rate reduction from 35% to 21% enacted in December 2017 is adjusted as it is also considered a nonrecurring item not reflective of the performance of the underlying business of APUC. APUC believes that analysis and presentation of net earnings or loss on this basis will enhance an investor’s understanding of the operating performance of its businesses. Adjusted Net Earnings is not intended to be representative of net earnings or loss determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items.
Adjusted Funds from Operations
Adjusted Funds from Operations is a non-GAAP measure used by investors to compare cash flows from operating activities without the effects of certain volatile items that generally have no current economic impact or items such as acquisition expenses that are viewed as not directly related to a company’s operating performance. APUC uses Adjusted Funds from Operations to assess its performance without the effects of (as applicable): changes in working capital balances, acquisition expenses, litigation expenses, cash provided by or used in discontinued operations and other typically non-recurring items affecting cash from operations as these are not reflective of the long-term performance of the underlying businesses of APUC. APUC believes that analysis and presentation of funds from operations on this basis will enhance an investor’s understanding of the operating performance of its businesses. Adjusted Funds from Operations is not intended to be representative of cash flows from operating activities as determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items.
NON-GAAP FINANCIAL MEASURES
Reconciliation of Adjusted EBITDA to Net Earnings
The following table is derived from and should be read in conjunction with the consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted EBITDA and provides additional information related to the operating performance of APUC. Investors are cautioned that this measure should not be construed as an alternative to U.S. GAAP consolidated net earnings.

(all dollar amounts in $ millions)	Three Months Ended June 30		Six Months Ended June 30
	2018	2017	2018	2017
Net earnings attributable to shareholders	$65.5	$35.3	$83.1	$54.6
Add (deduct):
Net earnings attributable to the non-controlling interest, exclusive of HLBV	0.4	0.5	1.1	1.3
Income tax expense	6.8	17.6	39.9	32.0
Interest expense on convertible debentures and costs related to acquisition financing	—	—	—	13.4
Interest expense on long-term debt and others	38.4	37.2	73.9	72.7
Other gains	(0.40)	(3.70)	(1.60)	(3.70)
Acquisition-related costs	1.0	0.1	8.6	45.9
Change in value of investment in Atlantica carried at fair value	(15.00)	—	102.0	—
Costs related to tax equity financing	—	0.4	—	0.4
Loss on derivative financial instruments	0.1	—	0.2	1.2
Realized gain (loss) on energy derivative contracts	—	—	—	(0.60)
Gain on foreign exchange	(1.30)	(3.00)	(1.10)	(3.00)
Depreciation and amortization	64.8	62.7	133.4	125.2
Adjusted EBITDA	$160.3	$147.1	$439.5	$339.4

Reconciliation of Adjusted Net Earnings to Net Earnings
The following table is derived from and should be read in conjunction with the consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Net Earnings and provides additional information related to the operating performance of APUC. Investors are cautioned that this measure should not be construed as an alternative to U.S. GAAP consolidated net earnings.
The following table shows the reconciliation of net earnings to Adjusted Net Earnings exclusive of these items:

(all dollar amounts in $ millions)	Three Months Ended June 30		Six Months Ended June 30
	2018	2017	2018	2017
Net earnings attributable to shareholders	$65.5	$35.3	$83.1	$54.6
Add (deduct):
Loss on derivative financial instruments	0.1	—	0.2	1.2
Realized gain on derivative financial instruments	—	—	—	(0.60)
Other gains	(0.20)	(3.60)	(1.40)	(3.60)
Gain on foreign exchange	(1.30)	(3.00)	(1.10)	(3.00)
Interest expense on Conv. Debentures & acquisition financing costs	—	—	—	13.4
Acquisition-related costs	1.0	0.1	8.6	45.9
Change in value of investment in Atlantica carried at fair value	(15.00)	—	102.0	—
Costs related to tax equity financing	—	0.4	—	0.4
Adjustment for taxes related to above	0.8	10.3	0.5	(2.30)
Adjusted Net Earnings	$50.9	$39.5	$191.9	$106.0
Adjusted Net Earnings per share[1]	$0.11	$0.09	$0.42	$0.28

1	Per share amount calculated after preferred share dividends.
Reconciliation of Adjusted Funds from Operations to Cash Flows from Operating Activities
The following table is derived from and should be read in conjunction with the consolidated statement of operations and consolidated statement of cash flows. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Funds from Operations and provides additional information related to the operating performance of APUC. Investors are cautioned that this measure should not be construed as an alternative to funds from operations in accordance with U.S. GAAP.
The following table shows the reconciliation of funds from operations to Adjusted Funds from Operations exclusive of these items:

(all dollar amounts in $ millions)	Three Months Ended June 30		Six Months Ended June 30
	2018	2017	2018	2017
Cash flows from operating activities	$133.3	$54.8	$230.3	$110.3
Add (deduct):
Changes in non-cash operating items	(23.00)	34.1	40.0	75.5
Production based cash contributions from non-controlling interests	2.6	1.1	13.9	7.9
Interest expense on Conv. Debs. & acquisition financing costs[1]	—	—	—	7.2
Acquisition-related costs	1.0	0.1	8.6	45.9
Reimbursement of operating expenses incurred on joint venture	—	—	1.0	—
Adjusted Funds from Operations	$113.9	$90.1	$293.8	$246.8
[1]	Exclusive of deferred financing fees of $6.2 million in 2017.